

May 16, 2014

<u>**Via Email**</u>
Sabastian Niles, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Re: Darden Restaurants, Inc.
Soliciting Materials on Schedule 14A
Filed May 16, 2014
File No. 001-13666

Dear Mr. Niles:

We have the following comments.

Soliciting Materials filed May 16, 2014, Exhibit 99.1

1.   You disclose that the closing of the Red Lobster transaction "…is not contingent on the results of the Special Meeting…" Your disclosure implies that the company would proceed with the transaction even if a majority of shareholders indicate their opposition to the transaction through a non-binding vote at the Special Meeting. If this is true, please more specifically outline this fact in future filings.

2.   You disclose that the company intends to file a preliminary proxy statement relating to a Special Meeting "later this month…and to convene a Special Meeting as promptly as practicable…" Please refer to soliciting materials filed by Starboard on May 14, 2014, inclusive of the attached letter addressed to the company. With a view toward possible revised disclosure, please supplementally provide us with your analysis of relevant state law and/or charter documents that support your interpretation of when a special meeting can be convened after the receipt of written consents.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions